Fifth Third Securities, Inc.

(A Wholly-Owned Subsidiary of Fifth Third Bank, National Association)

Statement of Financial Condition and Notes to Statement of Financial Condition as of and for the Year Ended December 31, 2021 and Report of Independent Registered Public Accounting Firm

SEC File Number 8-02428

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-02428

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 AND ENDING 12/31/2021
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Fifth Third Securities, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
- ☑ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

38 Fountain Square Plaza
(No. and Street)

Cincinnati	OH	45263
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christopher Stratmoen (513) 534-3170   christopher.stratmoen@53.com

(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche, LLP.
(Name – if individual, state last, first, and middle name)

50 W 5th Street, Suite 200	Cincinnati	OH	45202
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, Robert Corsarie and Christopher Stratmoen, swear (or affirm) that, to the best of our knowledge and belief, the financial report pertaining to the firm of Fifth Third Securities, Inc., as of December 31, 2021, is true and correct. We further swear (or affirm) that neither the Corporation nor any partner, officer, director or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

_____
Senior Vice President, Head of Retail Brokerage

_____
Financial & Operations Principal

Subscribed and sworn to before me
this ___ day of __February__ , 2022



_____
Notary Public

ALBERT P. CLIFFEL III, ATTORNEY AT LAW
NOTARY PUBLIC - STATE OF OHIO
MY COMMISSION HAS NO EXPIRATION DATE
SECTION 147.03 R.C.

This filing** contains (check all applicable boxes):

(x) (a) Statement of financial condition.
(x) (b) Notes to consolidated statement of financial condition
( ) (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
( ) (d) Statement of cash flows.
( ) (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
( ) (f) Statement of changes in liabilities subordinated to claims of creditors.
( ) (g) Notes to financial statements.
( ) (h) Computation of net capital under 17 CFR 240.15c3-1.
( ) (i) Computation of tangible net worth under 17 CFR 240.18a-2.
(x) (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
( ) (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3.
( ) (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
( ) (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
( ) (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2).
( ) (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1 and the reserve requirements under 17 CFR 240.15c3-3, if material differences exist, or a statement that no material differences exist.
( ) (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
(x) (q) Oath or affirmation in accordance with 17 CFR 240.17a-5.
( ) (r) Compliance report in accordance with 17 CFR 240.17a-5.
( ) (s) Exemption report in accordance with 17 CFR 240.17a-5. [filed separately]
(x) (t) Independent public accountant's report based on an examination of the statement of financial condition.
( ) (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5.
( ) (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5.
( ) (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5. [filed separately]

( ) (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e. [filed separately]
( ) (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
( ) (z) Other:

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3).

OATH OR AFFIRMATION

I, Robert Marcus, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Fifth Third Securities, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the Corporation nor any partner, officer, director or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Executive Vice President, Managing Director of Capital Markets

Subscribed and sworn to before me
this _16_ day of _February_ , 2022

Eugenia Brown
Notary Public

This filing** contains (check all applicable boxes):

(x) (a) Statement of financial condition.
(x) (b) Notes to consolidated statement of financial condition
( ) (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
( ) (d) Statement of cash flows.
( ) (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
( ) (f) Statement of changes in liabilities subordinated to claims of creditors.
( ) (g) Notes to financial statements.
( ) (h) Computation of net capital under 17 CFR 240.15c3-1.
( ) (i) Computation of tangible net worth under 17 CFR 240.18a-2.
(x) (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
( ) (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3.
( ) (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
( ) (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
( ) (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2).
( ) (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1 and the reserve requirements under 17 CFR 240.15c3-3, if material differences exist, or a statement that no material differences exist.
( ) (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
(x) (q) Oath or affirmation in accordance with 17 CFR 240.17a-5.
( ) (r) Compliance report in accordance with 17 CFR 240.17a-5.
( ) (s) Exemption report in accordance with 17 CFR 240.17a-5. [filed separately]
(x) (t) Independent public accountant's report based on an examination of the statement of financial condition.
( ) (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5.
( ) (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5.
( ) (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5. [filed separately]
( ) (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e. [filed separately]

( ) (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

( ) (z) Other:

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3).

FIFTH THIRD SECURITIES, INC.
(A Wholly-Owned Subsidiary of Fifth Third Bank, National Association)
TABLE OF CONTENTS



Deloitte & Touche LLP
50 West 5th Street
Suite 200
Cincinnati, OH 45202-3789
USA
Tel: +1 513 784 7100
Fax: +1 513 784 7204
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Fifth Third Securities, Inc.
Cincinnati, Ohio

Opinion of the Financial Statement

We have audited the accompanying statement of financial condition of Fifth Third Securities, Inc. (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 28, 2022

We have served as the Company's auditor since 1987.

FIFTH THIRD SECURITIES, INC.
(A Wholly-Owned Subsidiary of Fifth Third Bank, National Association)
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021

ASSETS:

Cash and cash equivalents	$	62,941,400
Receivables from clearing broker-dealer, net		486,784,190
Receivables from affiliated companies, net		2,212,534
Other receivables		52,470,386
Securities owned, at fair value		433,091,729
Property and equipment, net		459,101
Goodwill		64,791,269
Intangible assets		153,191
Deferred income taxes, net		2,953,757
Other assets		3,953,482
Total Assets	$	1,109,811,039

LIABILITIES:

Accounts payable	$	14,742
Payables to Parent Company, net		2,528,478
Income tax payable to Parent Company or affiliated companies		6,506,915
Securities sold, not yet purchased, at fair value		297,084,590
Accrued employee compensation and benefits		37,657,730
Other liabilities		10,277,155
Total Liabilities	$	354,069,610

SHAREHOLDER'S EQUITY:

Capital stock, $100 par value-authorized-17,375 shares, issued and outstanding-7,619 shares	$	761,900
Additional paid-in capital		356,706,578
Retained earnings		398,272,951
Total Shareholder's Equity	$	755,741,429
Total Liabilities and Shareholder's Equity	$	1,109,811,039

Refer to the Notes to Statement of Financial Condition.

FIFTH THIRD SECURITIES, INC.

(A Wholly-Owned Subsidiary of Fifth Third Bank, National Association)

NOTES TO STATEMENT OF FINANCIAL CONDITION

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2021

1. ORGANIZATION AND NATURE OF BUSINESS

Fifth Third Securities, Inc. (the "Corporation") is a broker-dealer and Registered Investment Advisor, registered with the U.S. Securities & Exchange Commission (the "SEC"). The Corporation is a member of the Financial Industry Regulatory Authority (the "FINRA"). The Corporation is a wholly-owned subsidiary of Fifth Third Bank, National Association (the "Parent Company"). The Parent Company is an indirect wholly-owned subsidiary of Fifth Third Bancorp (the "Bancorp"). The Corporation may enter into transactions with other subsidiaries of the Parent Company (the "affiliated companies") in the normal course of business.

In its capacity as a broker-dealer, the Corporation executes principal transactions and agency transactions, and performs underwriting and investment banking services. The Corporation conducts business with other broker-dealers that are located throughout the United States on behalf of its customers and for its own proprietary accounts. The Corporation's customers are primarily located throughout the Midwestern and Southeastern United States. The Corporation clears all transactions on a fully-disclosed basis through a clearing broker-dealer. For customer accounts carried by the clearing broker-dealer, the clearing broker-dealer maintains and preserves all related books and records customarily kept by a clearing broker-dealer.

The Corporation operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments. These policies require compliance with various financial and customer-related regulations. The consequences of noncompliance can include substantial monetary and non-monetary sanctions. In addition, the Corporation is also subject to comprehensive examinations and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to prescribe greater limitations on the operations of a regulated entity for the protection of investors or public interest. Furthermore, where the agencies determine that such operations are unsafe or unsound, fail to comply with applicable laws or are otherwise inconsistent with the laws and regulations or with the supervisory policies, greater restrictions may be imposed.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statement includes the accounts of the Corporation, which is engaged in a single line of business as a securities broker-dealer comprised of several classes of services, including both principal and agency transactions, and underwriting and investment banking services. The accompanying financial statement is presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates — The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. Actual results could differ from those estimates.

Income Taxes — The Corporation is included in the consolidated federal income tax return filed by the Bancorp. As described in the tax sharing agreement between the Corporation and the Bancorp, federal income taxes are calculated as if the Corporation filed on a separate return basis and the amount of current tax or benefit calculated is either remitted to or received from the Bancorp. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statement, utilizing currently enacted tax laws and rates.

Receivables from Clearing Broker-Dealer, Net — Receivables from and payables to the clearing broker-dealer are recorded net and arise through the normal course of business pursuant to the clearing agreement between the Corporation and the clearing broker-dealer. Transactions are recorded at face value and no loss reserve is maintained due to negligible historical losses.

Goodwill — Goodwill is required to be tested for impairment on an annual basis, which for the Corporation is September 30, and more frequently if events or circumstances indicate that there may be impairment. Impairment exists when a reporting unit's carrying amount of goodwill exceeds its implied fair value. The Corporation has determined that it is an entity-level reporting unit under U.S. GAAP. In testing goodwill for impairment, U.S. GAAP permits the Corporation to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. In this qualitative assessment, the Corporation evaluates events and circumstances which may include, but are not limited to, the general economic environment, market conditions, the overall financial performance of the Corporation, the key financial performance metrics of the Corporation and events affecting the Corporation to determine if it is not more likely than not that the fair value of the Corporation is less than its carrying amount. If the quantitative impairment test is required or the decision to bypass the qualitative assessment is elected, the Corporation performs the goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. A recognized impairment loss cannot be reversed in future periods even if the fair value of the reporting unit subsequently recovers.

Property and Equipment — Property and equipment are recorded at cost, less accumulated depreciation. Depreciation is recorded using the straight-line method over estimated useful lives of two to thirty years.

Securities Owned, at Fair Value and Securities Sold, Not Yet Purchased, at Fair Value — Securities are classified as trading when bought and held principally for the purpose of selling them in the near term. The fair value of a security is determined based on quoted market prices. If quoted market prices are not available, fair value is determined based on quoted prices of similar instruments or discounted cash flow models that incorporate market inputs and assumptions including discount rates, prepayment speeds and loss rates. Securities sold, not yet purchased represent an obligation of the Corporation to deliver specified securities at a predetermined date and price. The Corporation is obligated to acquire the specified securities at prevailing market prices in the future to satisfy such obligations.

Subsequent Events — The Corporation has evaluated subsequent events through February 28, 2022 for the Statement of Financial Condition to determine if either recognition or disclosure of significant events or transactions is required.

Accounting and Reporting Developments — Standards Adopted in 2021

Accounting Standards Update (ASU) 2019-12 – Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes
In December 2019, the Financial Accounting Standards Board (FASB) issued ASU 2019-12, which simplifies the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also clarify and amend existing guidance for other areas of Topic 740. The Corporation adopted the amended guidance on January 1, 2021 on a modified retrospective basis, except for certain provisions of the amended guidance which were required to be adopted prospectively. The adoption of the amended guidance did not have a material impact on the Statement of Financial Condition.

Accounting and Reporting Developments — Standards Issued but Not Yet Adopted

ASU 2021-08 – Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers
In October 2021, the FASB issued ASU 2021-08, which provided guidance on the accounting for revenue contracts with customers which are acquired in a business combination. The amendments generally state that an acquirer accounts for an acquired revenue contract with a customer as if it had originated the contract. The amendments also provide certain practical expedients for acquirers when recognizing and measuring acquired contract assets and liabilities. The amended guidance is effective for the Corporation on January 1, 2023, with early adoption permitted, and is to be applied prospectively to business combinations occurring on or after the adoption date. The amended guidance may be applied retrospectively to the beginning of the fiscal year of adoption if early adopted in an interim period. The Corporation is in the process of evaluating the impact of the amended guidance on its Statement of Financial Condition.

3. **CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS**

The Corporation operates under the provisions of Paragraph (k)(2)(i), Paragraph (k)(2)(ii) and Footnote 74 of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of these provisions provide that the Corporation does not carry customer accounts and promptly transmits all customer funds and securities to the issuer, carrier, or the Corporation's clearing broker-dealer.

The Corporation offers a commission rebate program to certain clients and therefore maintains a Rule 15c3-3 bank account. As of December 31, 2021, the balance in this account was $814,536, which exceeded amounts to be rebated to clients of $172. The balance is included within cash and cash equivalents in the Statement of Financial Condition.

4. SECURITIES TRANSACTIONS

Securities owned and securities sold, not yet purchased are recorded at fair value. Total securities at December 31, 2021 consist of the following:

	Securities	
	Owned, at fair value	Sold, not yet purchased, at fair value
State and municipal obligations	$ 31,831,823	—
Corporate obligations	241,392,793	201,120,781
Money market investments	18,859,790	—
Mutual funds	5,327	—
U.S. government, government sponsored agencies, and agency obligations	89,087,887	95,510,612
Commercial paper and certificates of deposit	50,234,029	453,197
Stocks	1,680,080	—
Total securities	$ 433,091,729	297,084,590

Securities transactions and related revenues and expenses are recorded on a trade-date basis.

5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Corporation clears all of its transactions through a clearing broker-dealer on a fully-disclosed basis. The Corporation's exposure to credit risk associated with nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations to the Corporation. The Corporation does not anticipate nonperformance by customers in the above situations. The Corporation, through a clearing broker-dealer, seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Corporation's clearing broker-dealer monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or reduce positions, when necessary. The Corporation's policy is to monitor its market exposure and counterparty risk. In addition, the Corporation has a policy of reviewing, as considered necessary, the credit standing of each customer with whom it conducts business.

The Corporation is engaged in the short sale of securities. Securities sold, not yet purchased, represent obligations of the Corporation, which result in off-balance sheet risk as the ultimate obligation may exceed the amount shown currently in the Statement of Financial Condition due to increases in the fair value of these securities. These securities sold short are generally hedged positions against securities holdings and, as a result, any increase in the Corporation's obligation related to the securities sold, not yet purchased, will generally be offset by gains in the related long position.

The Corporation is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Corporation may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Corporation's policy to review and monitor, as necessary, the credit standing of and exposure to each counterparty.

At December 31, 2021, the Corporation had the following securities that exceeded 10% of total securities positions, which equals securities owned, at fair value less securities sold, not yet purchased, at fair value:

Securities owned, at fair value	Fair Value	Percentage of Total Securities
United States Treasuries	$ 71,976,015	53%
Certificate of Deposit and Corporate Obligation - Morgan Stanley	24,167,301	18%
Certificate of Deposit and Corporate Obligation - JPMorgan Chase & Co.	20,917,342	15%
Federated Government Obligations Fund	18,859,790	14%
Corporate Obligation - Dollar Tree Inc.	18,272,880	13%
Total Securities owned, at fair value	$ 154,193,328	113%

Securities sold, not yet purchased, at fair value	Fair Value	Percentage of Total Securities
United States Treasuries	$ 95,515,607	70%
Total Securities sold, not yet purchased, at fair value	$ 95,515,607	70%

6. INCOME TAXES

The Corporation is included in the consolidated federal income tax return filed by the Bancorp. Federal and state income taxes are calculated as if the Corporation files separate income tax returns.

Deferred income taxes are comprised of the following temporary differences at December 31, 2021:

Deferred tax assets:		
Deferred compensation	$	2,859,186
State deferred taxes		458,841
Deferred income/expense		383,621
Other		108,669
Total deferred tax assets		3,810,317
Deferred tax liabilities:		
Intangible assets		254,085
Prepaid expenses		572,666
Other		29,809
Total deferred tax liabilities		856,560
Total net deferred tax asset	$	2,953,757

The Corporation has determined that a valuation allowance is not needed against the deferred tax assets as of December 31, 2021. The Corporation considered all of the positive and negative evidence available to determine whether it is more likely than not that the deferred tax assets will ultimately be realized and, based upon that evidence, the Corporation believes it is more likely than not that the deferred tax assets recorded at December 31, 2021 will ultimately be realized.

7. GOODWILL AND INTANGIBLE ASSETS

As of December 31, 2021, the Corporation had goodwill of $64,791,269. The Corporation completed its most recent annual goodwill impairment test as of September 30, 2021 and determined that no impairment existed.

As of December 31, 2021, the Corporation had finite-lived intangible assets of $450,000 less accumulated amortization of $296,809. Intangible assets include non-compete agreements that are amortized on a sum-of-years basis over 5 years and 10 months.

8. FAIR VALUE MEASUREMENTS

The Corporation measures certain financial assets and liabilities at fair value in accordance with U.S. GAAP, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. U.S. GAAP also establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted

prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the instrument's fair value measurement. The three levels within the fair value hierarchy are described as follows:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Corporation has the ability to access at the measurement date.

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 — Unobservable inputs for the asset or liability for which there is little, if any, market activity at the measurement date. Unobservable inputs reflect the Corporation's own assumptions about what market participants would use to price the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include the Corporation's own financial data such as internally developed pricing models, discounted cash flow methodologies, as well as instruments for which the fair value determination requires significant management judgment.

The following table summarizes assets and liabilities measured at fair value on a recurring basis:

		Fair Value Measurements Using		
As of December 31, 2021	**Level 1**	**Level 2**	**Level 3**[a]	**Total Fair Value**
ASSETS:				
Securities owned, at fair value				
State and municipal obligations	$ —	31,831,823	—	31,831,823
Corporate obligations	—	241,392,793	—	241,392,793
Money market investments	18,859,790	—	—	18,859,790
Mutual funds	5,327	—	—	5,327
U.S. government, government sponsored agencies and agency obligations	71,976,015	17,111,872	—	89,087,887
Commercial paper and certificates of deposit	—	50,234,029	—	50,234,029
Stocks	1,680,080	—	—	1,680,080
Securities owned, at fair value	92,521,212	340,570,517	—	433,091,729
Derivative assets				
Options on futures contracts	256,587	—	—	256,587
To-be-announced transactions	—	44,209	—	44,209
Derivative assets	256,587	44,209	—	300,796
Total assets	$ 92,777,799	340,614,726	—	433,392,525
LIABILITIES:				
Securities sold, not yet purchased, at fair value				
Corporate obligations	$ —	201,120,781	—	201,120,781
U.S. government, government sponsored agencies and agency obligations	95,510,607	5	—	95,510,612
Commercial paper and certificates of deposit	—	453,197	—	453,197
Securities sold, not yet purchased, at fair value	95,510,607	201,573,983	—	297,084,590
Derivative liabilities				
To-be-announced transactions	—	65,473	—	65,473
Derivative liabilities	—	65,473	—	65,473
Total liabilities	$ 95,510,607	201,639,456	—	297,150,063

(a) During the year ended December 31, 2021, there were no transfers in or out of Level 3.

The following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Financial Instruments Measured at Level 1 — Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities within securities owned, at fair value include money market investments, mutual funds, U.S. government obligations

and stocks, which are valued based on market transactions involving identical assets that are actively traded and exchange-traded derivatives valued using quoted prices. Level 1 securities within securities sold, not yet purchased, at fair value include U.S. government obligations, which are valued based on market transactions involving identical securities that are actively traded.

Financial Instruments Measured at Level 2 — If quoted market prices are not available, then fair values are estimated using pricing models which primarily utilize quoted prices of securities with similar characteristics. Level 2 securities within securities owned, at fair value include: state and municipal obligations valued based on bonds with similar characteristics; corporate obligations valued utilizing an Option Adjusted Spread model; U.S. government obligations, extended settlement to-be-announced ("TBA") derivatives, commercial paper and certificates of deposit valued utilizing a matrix-based approach. Level 2 securities within securities sold, not yet purchased, at fair value include: corporate obligations valued utilizing an Option Adjusted Spread model; U.S. government obligations, TBA derivatives, commercial paper and certificates of deposit valued utilizing a matrix-based approach.

Financial Instruments Measured at Level 3 — In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. There were no securities included within Level 3 as of December 31, 2021.

Short-term Financial Assets and Liabilities — The fair values of the receivables from the clearing broker and affiliated companies and the payables to the Parent Company approximate their carrying amounts because of the short maturities of the instruments. Similarly, due to the short-term nature of all other financial assets and liabilities, their carrying values approximate fair value.

9. DERIVATIVE FINANCIAL INSTRUMENTS

The Corporation may use free-standing derivative instruments to reduce certain risks related to interest rate volatility. These instruments, if any, are included within other assets and other liabilities. Instruments the Corporation may use include futures contracts and options on futures contracts that are based on Treasury notes and Treasury bonds. Futures contracts are contracts in which the buyer agrees to purchase, and the seller agrees to make delivery of, a specific financial instrument at a predetermined price or yield. As of December 31, 2021, the Corporation had options on futures contracts with a notional amount of $46,800,000 and a positive fair value of $256,587 recorded in other assets within the Statement of Financial Condition.

Additionally, the Corporation may execute agency mortgage-backed, TBA securities transactions that are scheduled to settle beyond the nearest-term settlement date and therefore, are considered derivative contracts under U.S. GAAP. The Corporation facilitates these transactions in order to meet customer needs. As of December 31, 2021, the Corporation had unsettled TBA transactions of this nature with a notional amount of $55,040,000, resulting in a positive fair value of $44,209 and a negative fair value of $65,473 which are recorded in receivables from clearing broker-dealer within the Statement of Financial Condition.

Credit risks arise from the possible inability of counterparties to meet the terms of their contracts. The Corporation's exposure is limited to the replacement value of the contracts rather than the notional amounts.

10. NET CAPITAL REQUIREMENTS

The Corporation is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Corporation uses the alternative method for calculating net capital, which requires maintaining minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances, as defined. At December 31, 2021, the Corporation's net capital of $512,077,482 exceeded its required net capital of $250,000 by $511,827,482.

11. GUARANTEES

The Corporation guarantees the collection of all margin account balances held by its clearing broker-dealer for the benefit of its customers. The Corporation is responsible for payment to the clearing broker-dealer for any loss, liability, damage, cost or expense incurred as a result of customers failing to comply with margin or margin maintenance calls on all margin accounts. The margin account balance held by the clearing broker-dealer as of December 31, 2021 was $19,605,145. In the event of any customer default, the Corporation has rights to the underlying collateral provided. Given the existence of the underlying collateral provided as well as the negligible historical credit losses, the Corporation does not maintain any loss reserve.

12. RELATED PARTY TRANSACTIONS

The Bancorp uses a centralized approach to cash management. Cash receipts and payments of trade payables and other disbursements are processed through a centralized cash management system by the Bancorp. All cash derived from or required for the Corporation's operations is applied to or against the payables to the Parent Company.

The payables to the Parent Company of $2,528,478 represents a net payable as the Corporation has the right and the intent to net settle the payables to and the receivables from the Parent Company. At December 31, 2021, the net payable relates to $2,560,894 in general payables and $1,643,573 in trade payables, which are decreased by $1,674,683 in general receivables and $1,306 of trade receivables.

The receivables from affiliated companies of $2,212,534 represents a net receivable as the Corporation has the right and the intent to net settle the payables to and the receivables from affiliated companies. At December 31, 2021, the net receivable relates to $2,838,016 in general receivables, which are reduced by $625,482 in general payables.

H2C Securities, Inc., an affiliated broker-dealer, maintains a brokerage account with the Corporation who serves as an advisor for the account.

Federal and certain state income taxes are filed on a consolidated basis with the Parent Company or other affiliated companies and are net settled with each entity. At December 31, 2021, the payables to the Parent Company or affiliated companies relating to income taxes were $6,506,915.

On November 1, 2021, the Corporation renewed their Pledge Agreement with the Parent Company. The previous Pledge Agreement expired on October 31, 2021. Under the Pledge Agreement, the Parent Company agreed to extend credit to the Corporation in the principal amount of $250,000,000. Interest is paid monthly at the target Federal Funds Rate plus 3.375%, which was 3.625% at December 31, 2021. The note is due October 31, 2022 and is secured by certain securities owned by the Corporation. The Corporation had no outstanding borrowings on this note at December 31, 2021.

The Corporation offers a brokerage sweep product that allows customers to sweep excess cash positions into an interest-bearing account at the Parent Company.

The Bancorp has fidelity bonds with coverage that extends to the Corporation. The deductible on these bonds is $7,500,000.

As of December 31, 2021, the Corporation had $61,142,610 cash on deposit with the Parent Company.

13. **COMMITMENTS AND CONTINGENCIES**

The Corporation leases various offices under operating agreements to be paid in 2022 through 2023.

In the normal course of business, the Corporation is subject to certain litigation. Management is of the opinion, based upon review of its issues, that settlements (if any) not specifically accrued for at December 31, 2021 will not materially impact the Corporation's Statement of Financial Condition.

The Corporation serves as a remarketing agent for variable rate demand notes ("VRDNs"). The VRDNs pay interest to holders at a rate of interest that fluctuates based upon market demand. The VRDNs generally have long-term maturity dates, but can be tendered by the holder for purchase at par value upon proper advance notice. When the VRDNs are tendered, a remarketing agent generally finds another investor to purchase the VRDNs to keep the securities outstanding in the market. The Corporation acts as the remarketing agent to issuers on approximately $463,600,000 of VRDNs as of December 31, 2021. As remarketing agent, the Corporation is responsible for actively remarketing VRDNs to other investors when they have been tendered. If another investor is not identified, the Corporation may choose to purchase the VRDNs into inventory at its discretion while it continues to remarket them. If the Corporation purchases the VRDNs into inventory, it can subsequently tender back the VRDNs to the issuer's trustee with proper advance notice. As of December 31, 2021, the Corporation held $955,000 of these securities in its portfolio and classified them as securities owned, at fair value within the Statement of Financial Condition.

The Corporation routinely enters into when-issued and firm underwriting commitments. At December 31, 2021, the Corporation had no outstanding underwriting commitments.

As part of a prior acquisition, the Corporation agreed to pay the sellers additional compensation if certain revenue thresholds are met annually, as of the acquisition date, through 2023. As of December 31, 2021, the Corporation has a reserve of $1,553,000 for these estimated potential payments. This reserve is recorded in other liabilities within the Statement of Financial Condition.

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